SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 20, 2007

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 19, 2007 announcing that Numonyx™ is the new name for the pending STMicroelectronics and Intel Flash Memory Company.

CONTACTS:	Maria Grazia Prestini	Tom Beermann
	STMicroelectronics	Intel Corporation
	+41 22-929-6945	408-765-6855
	mariagrazia.prestini@st.com	tom.beermann@intel.com

Michael Markowitz
STMicroelectronics
212-821-8959
michael.markowitz@st.com

NUMONYX™ IS NEW NAME FOR PENDING STMICROELECTRONICS
AND INTEL FLASH MEMORY COMPANY

SANTA CLARA, Calif. and GENEVA, July 19, 2007 - Intel Corporation, STMicroelectronics and Francisco Partners unveiled today the company name of “Numonyx™” for the pending independent semiconductor company announced on May 22. Numonyx, being created from the key assets of businesses that last year generated approximately $3.6 billion in combined annual revenue, will focus on supplying non-volatile memory solutions for a variety of consumer and industrial devices including cellular phones, MP3 players, digital cameras, computers and other high-tech equipment.

“We want the industry to see that we are already hard at work to create a significant, agile and energetic new company and what better way to convey that than to give it a name,” said Brian Harrison, vice president and general manager of Intel’s Flash Memory Group and CEO-designate for Numonyx. “We are proceeding to our original timeframes and will be excited when we can officially launch the new company to our customers later this year.”

Playing off the word “mnemonics” -- the art of assisting or improving memory -- Numonyx is expected to complete its transaction, subject to regulatory approvals and customary closing conditions, in the second half of 2007. As previously announced, the new entity will have its headquarters in Switzerland.

“Announcing our name allows us to begin developing an independent identity that customers and employees will recognize as a leader in innovative and cost-effective system-level memory solutions,” said Mario Licciardello, corporate vice president and general manager of STMicroelectronics’ Flash Memories Group and COO-designate for Numonyx. “While we are progressing in achieving regulatory approvals, planting the Numonyx flag establishes an important milestone for the company.”

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2006, the Company’s net revenues were $9.85 billion and net earnings were $782 million. Further information on ST can be found at www.st.com.

About Intel

Intel, the world leader in silicon innovation, develops technologies, products and initiatives to continually advance how people work and live. Additional information about Intel is available at www.intel.com/pressroom.

About Francisco Partners

Francisco Partners is a leading global private equity firm focused exclusively on investments in technology and technology-enables services businesses. With approximately $5 billion of committed capital, Francisco Partners pursues structured investments in technology companies, targeting investments in private companies, public companies and divisions of public companies, with transaction values ranging from $30 million to $3 billion. For additional information, visit www.franciscopartners.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.
Date:    July 20, 2007

By:  /s/ Carlo Ferro

Name:  Carlo Ferro
Title:    Executive Vice President and
             Chief Financial Officer